UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ___)*

EXFO ELECTRO-OPTICAL ENGINEERING INC.
(Name of Subject Company)
EXFO ELECTRO-OPTICAL ENGINEERING INC. (Issuer)
(Names of Filing Persons (Identifying status as offeror, issuer or other person))

Subordinate Voting Shares without par value
(Title of Class of Securities)

302043 10 4
(CUSIP Number of Class of Securities)

Benoit Ringuette
EXFO Electro-Optical Engineering Inc.
400 Godin Avenue
Quebec City, Quebec, Canada
G1M 2K2
(418) 683-0211
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
with copies to:

Peter Villani	Edwin S. Maynard
Fasken Martineau DuMoulin LLP	Paul, Weiss, Rifkind, Wharton & Garrison LLP
The Stock Exchange Tower	1285 Avenue of the Americas
P.O. Box 242	New York, New York
Suite 3700, 800 Victoria Square	10019-6064
Montreal, Quebec, Canada	(212) 373-3000
H4Z 1E9
(514) 397-7400
CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications are made before the commencement of a tender offer

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Filing Party:
Form or Registration No.:
Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

Item 12. Exhibits
Press Release

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Press Release, issued November 10, 2008.